Exhibit 99.1

Stock Symbol: AEM (NYSE, TSX)	For further information:
February 15, 2012	Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

2011 EXPLORATION DELIVERS RESERVE GROWTH AT MELIADINE AND KITTILA;

MELIADINE’S WESMEG AND KITTILA’S RIMPI DEPOSITS EXPANDED;

$106 MILLION EXPLORATION BUDGET FOR 2012

TORONTO (February 15, 2012) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is providing its 2011 reserve and resource statement, an update on the 2011 exploration program results, as well as an outline for its exploration program in 2012.

2011 Reserves and Resources Update

Agnico-Eagle’s 2011 proven and probable gold reserves of 18.8 million ounces compares with the 2010 total of 21.3 million ounces.  The 2011 gold production, the October 2011 suspension of mining at Goldex and the associated reclassification of its reserves to resources, combined with higher costs at Meadowbank which resulted in a new mine plan and lower reserves, each negatively impacted the 2011 total.

“Our two best advanced exploration stories continue to be Kittila and Meliadine, with the recent acquisition of La India and Tarachi in Mexico providing additional exploration upside” said Sean Boyd, President and CEO.  “In 2012, we will continue to focus our aggressive exploration approach on building reserves at Kittila, Meliadine and in Mexico to support our production growth plan” added Mr. Boyd

The summary table below highlights the changes in reserves at each of the Company’s assets.

Gold Reserves By Mine/Project	Proven & Probable Reserve (000s ounces)
December 31	2011*	2010	Change
LaRonde	4,700	4,818	(118)
Goldex	—	1,566	(1,566)
Lapa	501	677	(176)
Kittila	5,177	4,880	297
Pinos Altos	3,103	3,271	(168)
Meadowbank	2,201	3,486	(1,285)
Meliadine	2,877	2,600	277
Bousquet	191	—	191
Total	18,750	21,299	(2,549)

*For full details including tonnages and grade, see the Detailed Mineral Reserve and Resource Data table in this news release

The assumptions incorporated in the 2011 reserve calculation, as compared with those in 2010, are as follows:

Reserve Assumptions	2011	2010

Gold (US$/oz)	$1,255	$1,024
Silver (US$/oz)	$23.00	$16.62
Copper (US$/lb)	$3.25	$2.97
Zinc (US$/lb)	$0.91	$0.86
C$/US$	1.05	1.08
US$/Euro	1.3	1.4
MXP/US$	12.86	12.43

Changes In Reserves

LaRonde

The small decline in LaRonde’s proven and probable reserves is largely the result of the gold production in 2011, and partially offset by the effect of higher metals price assumptions.

Goldex

All of the proven and probable reserves at Goldex were reclassified into mineral resources following the suspension of mine operations and the writedown of the mine in October 2011.  At the time of reclassification, there were approximately 1.4 million ounces of gold reserves at Goldex, while approximately 150,000 ounces of gold had been extracted in 2011 prior to the October suspension.

Lapa

The majority of the decline in Lapa’s proven and probable reserves is represented by the ore processed during 2011.  Increases in gold reserves due to higher metal price assumptions were largely offset by higher dilution applied in the current reserve estimate.

Kittila

New proven and probable reserves at the Roura and Rimpi zones, as well as higher gold price assumptions had a positive impact on Kittila’s reserves in 2011.  Some of these increases in reserves have been offset by the amount of gold mined during 2011, as well as the impact of more conservative operating cost assumptions, with the net increase in reserve being approximately 300,000 ounces of gold.

Pinos Altos

The Pinos Altos (including Creston Mascota) proven and probable reserves declined by approximately 170,000 ounces in 2011, largely due to ore extraction.   The total impact of ore extraction was partially offset by successful exploration results at Creston Mascota during 2011, which  increased its mine life by approximately two years, through 2017, with the addition of approximately 75,000 ounces of proven and probable reserves.

Meadowbank

Considering the persistently high operating costs, a technical and operating review at the Meadowbank mine has resulted in a new pit outline, with higher grade cut-off parameters.  The newly optimized mine plan, combined with the extraction of ore in 2011, had the impact of reducing proven and probable reserves by 1.3 million ounces of gold.

Meliadine

At Meliadine, an extensive 2011 drilling program was primarily focused on two main zones, Tiriganiaq and Wesmeg.  Much of the program was focused on resource conversion drilling and resulted in an additional 0.3 million ounces of proven and probable gold reserves, mainly at the Tiriganiaq zone, but also resulted in initial reserves at the F zone deposit.  Proven and probable gold reserves at Meliadine are now 2.9 million ounces, while measured and indicated resources total 1.7 million ounces of gold (12.6 million tonnes grading 4.09 g/t) and inferred resources represent 2.4 million ounces of gold (12.7 million  tonnes grading 5.98 g/t).  This represents a significant increase in the deposit from the time of acquisition in mid-2010, when the deposit had no reserves, indicated resources of 3.2 million ounces of gold (8.8 million tonnes grading 5.21 g/t) and inferred resources of 1.7 million ounces of gold (11.8 million tonnes grading 6.94 g/t).

Resources Show Growth In 2011

The overall gold resources were positively impacted by the results of exploration drilling at Kittila, Meliadine, and Pinos Altos.

The Company’s measured and indicated resources have increased by 3.2 million ounces of contained gold over the 2010 statement to a total of 9.6 million ounces of gold (168 million tonnes grading 1.78 g/t).  The increase in measured and indicated resources includes the addition of 1.4 million ounces of gold from the reclassification of Goldex proven and probable reserves and an additional 1.2 million ounces of measured and indicated gold resource (48 million tonnes grading 0.74 g/t) from the acquisition of the La India property.  Inferred resources of 9.7 million ounces of gold in 2011 have decreased by 0.2 million ounces of contained gold over the year, primarily as a result of successful conversion drilling at Kittila and La India, offset by decreases at Meadowbank.

December 31, 2011 Resources

	Measured & Indicated Resources* (Au koz)	Inferred Resources* (Au koz)
LaRonde	415	1,347
Lapa	258	110
Meadowbank	1,315	459
Kittila	1,026	1,165
Pinos Altos	842	782
La India	1,150	715
Meliadine	1,658	2,438
Goldex	2,094	1,588
Bousquet	768	598
Other	107	515
Total	9,633	9,712

*For full details including tonnages and grade, see the Detailed Mineral Reserve and Resource Data table in this news release

2012 Reserve Target and Exploration Budget

The Company anticipates the year-end 2012 reserves to grow to approximately 20 million ounces of gold, or an increase of approximately 12%, net of production, through an extensive exploration drilling campaign.

The 2012 exploration program will be primarily focused on accelerating the drilling programs at Kittila, Meliadine and Mascota/Bravo, conversion of resources at La India and further exploration of Tarachi. These programs will form part of the feasibility studies at each of these properties, which would add significant upside potential for the Company’s near term growth production profile. In 2012, Agnico-Eagle’s exploration budget is approximately $106 million, with about 38% expected to be spent on mine-site and advanced project exploration, as shown in the table.

2012 Exploration Expenditures	Exploration Budget
($, thousands)	Capitalized	Expensed
LaRonde	740
Lapa	344
Meadowbank	1,587
Kittila	12,172
Pinos Altos	4,404
Meliadine	20,700
Grassroots exploration		61,900
Corporate Devt. & Project Evaluations		4,500
Total	39,947	66,400

2011 Exploration Highlights

Agnico-Eagle spent approximately $108 million on regional and minesite exploration during 2011, including 390,000 metres of drilling.  An additional $35 million was spent on a bulk sample and other activities at Meliadine, the results of which are expected in the second quarter of 2012.  Much of the exploration expenditures were spent on grassroots and brownfields exploration (approximately $76 million) and resulted in 216,046 metres of drilling.  The Company plans to continue to focus its exploration efforts at Meliadine, Kittila, and its assets in Mexico.

Meliadine — Tiriganiaq Reserves and Wesmeg Resources Increased; More Assays and Bulk Sample Results Pending

At the Meliadine project, the 2011 exploration program included $40 million spent on 104,502 metres of core drilling, with the majority of it focused on infill drilling at Tiriganiaq.  As of year-end 2011, about one third of the 2011 assays remain pending due to a backlog at the independent laboratory.  These intersections were not included in the current reserve and resource statement but are expected to be received by the second quarter of 2012.

Tiriganiaq Zone Exploration Confirms Grade, Completes Underground Bulk Sample

Drilling at the Tiriganiaq Zone in 2011 has focused on resources to reserves conversion from surface to 350 metres depth, but has encountered significant intersections outside of the current resources envelope.  The grades and thicknesses of the new intersections have been similar to the values in existing reserve and resources.

The table below presents the most significant drill results from the Tiriganiaq zone since June. The hole collars are located on the Meliadine geology map, and the pierce points are shown on the Tiriganiaq longitudinal section.

Significant recent Tiriganiaq zone drill results

Drill Hole	Lode ID	From (metres)	To (metres)	Depth below surface (metres)	Estimated True Width (metres)	Gold (g/t) (cut)*
M11-1092	1000	352.0	368.3	331	11.2	7.4
M11-1108A	1000	367.0	378.0	340	9.6	6.2
M11-1119	1000	327.5	331.1	291	2.9	14.5
M11-1161	1100	379.7	386.7	345	6.4	13.4
and	1025	414.1	417.5	368	3.0	35.5
M11-1171	1050	319.8	326.0	284	5.1	6.2
M11-1173	1262	260.1	265.6	194	5.5	16.75
M11-1201	1100,1151	296.2	304.3	259	6.6	21.9
M11-1211	1256	322.2	329.0	321	3.6	11.7
M11-1236	1255	384.0	389.0	352	3.2	9.36
M11-1251	1153	376.4	381.0	313	3.3	23.3
M11-1349	1100	274.7	280.5	240	5.8	22.6

*Holes at Tiriganiaq deposit use a cutting factor ranging from 15 to 120 g/t gold depending on the lode.

[Tiriganiaq Longitudinal Section]

Recent drilling expanded the Tiriganiaq resources to the west at depth, with hole M11-1092 intersecting 7.4 g/t gold over a true width of 11.2 metres at a depth of 330 metres below surface. The central part of the deposit has shown high-grade intercepts inside and outside the resource envelope (see holes M11-1211 and M11-1173), and the resources have also been expanded downward on the east side of Tiriganiaq (see hole M11-1171).

During the second half of 2011, the Company conducted an underground bulk sample on the Tiriganiaq deposit, which included 222 metres of lateral development on two levels, resulting in 8,460 tonnes of broken material.  Early results from the bulk sample indicate significantly improved confidence with regards to the continuity and grade of the Tiriganiaq deposit.  A complete analysis of the results is expected during the second quarter of 2012 and the results will become part of the updated feasibility study expected to in late 2013.

Wesmeg Zone Extended

The Wesmeg zone has continued to demonstrate significant growth, with resources growing from approximately 1.0 million tonnes grading 4.4 g/t gold (or 143,000 ounces of gold) in the inferred category only in 2010 to 3.5 million tonnes grading 3.0 g/t gold (or 343,000 ounces of gold) in the indicated category, and 3.7 million tonnes grading 3.5 g/t gold (or 411,000 ounces of gold) in the inferred category in 2011.

Drilling in 2011 has helped extend the Wesmeg zone to 3.3 kilometres of strike length and increased its depth to at least 300 metres, showing the Wesmeg resource to have similar size potential to the Tiriganiaq zone which is approximately 400 metres to the north.

The program has also discovered a new horizon approximately 100 metres from Wesmeg and approximately 100 metres from Tiriganiaq.  This discovery raises the possibility of yet another satellite deposit in close proximity to the existing deposits.  This also highlights the exploration potential of the overall Meliadine property, much of which has not yet been fully evaluated.

Significant recent Wesmeg zone drill results

Drill Hole	From (metres)	To (metres)	Depth below surface (metres)	Estimated True Width (metres)	Gold grade (g/t) (cut)*
M11-1048**	189.0	197.0	135	7.6	4.1
M11-1111	102.5	114.5	86	11.8	4.8
M11-1123	60.0	64.5	42	3.7	8.7
M11-1130	64.0	70.5	48	6.3	5.0
M11-1143	51.6	56.5	38	4.0	4.4
M11-1206	138.9	145.5	99	6.6	13.7
M11-1314	480.0	487.0	380	6.8	5.1
M11-1346	133.0	143.0	96	9.5	4.2

* Holes at Wesmeg deposit use a cutting factor of 30.0 g/t gold.

** Hole M11-1048 was previously reported in a news release on June 27, 2011

[Meliadine Local Geology Map]

[Wesmeg Composite Longitudinal Section]

Approximately one kilometre to the east of the Wesmeg resource envelope, hole M11-1206 intersected 13.7 g/t gold over a true width of 6.6 metres at a depth of approximately 100 metres below surface.  This intercept is very close to hole M11-1048 (4.1 g/t gold over a true width of 7.6 metres at a depth of 135 metres below surface), reported in the June 27, 2011 news release.  These two intercepts are indicating a new area of interest with good grade and thickness near surface that is potentially open in all directions and is untested farther east.

Drilling has confirmed the grade of the existing resource and extended it at depth.  Hole M11-1111 intersected 4.8 g/t gold over 11.8 metres at a depth of 85 metres below surface, while hole M11-1346 intersected 4.2 g/t gold over a true width of 9.5 metres at a depth of 96 metres below surface.  Approximately one kilometre to the west of the existing resource, hole M11-1130 intersected 5.0 g/t gold over a true width of 6.3 metres at a depth of 50 metres below surface.  The 2012 exploration program will aim to better define the Wesmeg deposit over its 3.3 km length.

A new lens of mineralization in between Tiriganiaq and Wesmeg appears to have been intersected by hole M11-1314, as shown on the Tiriganiaq-Wesmeg generalized cross section.  The hole intersected 5.1 g/t gold over a true width of 6.8 metres at a depth of 380 metres below surface.  This intercept is meaningful, as it opens Wesmeg’s potential for underground high grade mineralization that could be potentially be accessible using Tiriganiaq’s underground infrastructure.  This area will be an important target in 2012, given that it could improve the underground component of the deposit with multiple parallel mineralized horizons.

The planned exploration budget at Meliadine in 2012 is $20.7 million for 90,000 metres of drilling in the known deposits, as well as $9.6 million for 25,000 metres on the grassroots exploration.

[Generalized Tiriganiaq-Wesmeg cross section]

Kittila Reserve Increases; Rimpi and Roura Zones Expand Northward and at Depth

Exploration has expanded the Kittila mineralization in the Rimpi and Roura deposit areas at depth and to the north, highlighting further exploration upside at this deposit.  Kittila now contains the Company’s largest contributor to proven and probable gold reserves at 5.2 million ounces.  The proven and probable reserves at Kittila have increased by approximately 0.3 million ounces in 2011, with most of the growth coming at depth in the Roura and Rimpi zones.

The table below presents selected recent drill results from the mine site exploration.  The pierce points of the intercepts are shown on the Kittila longitudinal section.

Significant recent Rimpi and Roura zone exploration drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)
RIE-11-010	Rimpi Central	1060.0	1084.0	928	14.7	6.00
and		1091.0	1103.0	948	7.5	6.58
RIE-11-017	Rimpi Central	1036.8	1042.0	884	3.5	8.27
RIE-11-017B	Rimpi Central	960.0	983.0	796	17.9	7.67
RIM-10-004	Rimpi South	528.0	533.0	457	3.5	14.94
and		575.0	591.0	493	11.8	6.03
ROU-09-002I	Roura North	632.0	663.0	606	14.9	5.34
and		699.0	724.0	655	12.4	4.68
ROU-10-036E	Roura North	1021.0	1046.0	949	10.1	6.98
ROU-110001H	Roura North	964.0	972.2	868	4.5	8.46
ROU-11-005	Roura North	1520.0	1533.0	1369	8.5	4.22

[Kittila longitudinal section]

Of particular interest is the drilling in the Rimpi Zone, which is the northernmost zone known at Kittila, where recent intercepts have confirmed and expanded the zone at depth and to the north.  Hole RIM-10-004, which intersected two zones at depths of 460 and 490 metres below surface, helped extend the reserves at depth by close to 200 metres.  Holes RIE-11-017, RIE-11-017B and RIE-11-010 followed the Rimpi Trend downward, with multiple intercepts more than 450 metres below and slightly north of the previous Rimpi Zone resources envelope.

To date, the mineralization at Rimpi appears to be thicker and higher grade than that found at the main Suuri deposit at Kittila.

Within the Roura resource envelope, recent infill drilling has confirmed long intercepts at higher grades than previously observed, converting resources to reserves.  Hole ROU-09-002I helped convert resources to reserves at 605 metres depth.  At further depth, between 870 and 950 metres, holes ROU-10-36E and ROU-11-001H intersected grades between 7 g/t and 9 g/t gold, extending the Roura North reserves northward.

Below the Roura North resource, hole ROU-11-005 intersected 4.2 g/t gold over a true width of 8.5 metres at a depth of 1,370 metres below surface, which is 120 metres below the current resources envelope.

Mine-site exploration at Kittila in 2012 is estimated to include 7,500 metres of conversion and 32,200 metres of exploration drilling at a cost of $13.5 million.  The drilling focus remains on Rimpi and on demonstrating continuity of the mineralization at different depths and could significantly increase the resource in the extreme north trend.

Mexico

The acquisition of Grayd Resource Corporation, and its La India project in Mexico has added approximately 1.2 million ounces of measured and indicated resources (48 million  tonnes grading 0.74 g/t)and 715,000 ounces in inferred resources (32 million tonnes grading 0.69 g/t).  La India will continue to be evaluated in 2012 for its potential as a low-cost open pit heap leach mine.  This acquisition also included a highly prospective land package in the surrounding area, including the Tarachi discovery which will be a focus of exploration during 2012.

At Pinos Altos, as shown on the attached graphics, new reserves at the Creston Mascota deposit have resulted in a new, larger open pit design.  Exploration results indicate that Creston Mascota could extend further to the southwest to include the adjacent Bravo/Carola deposits, increasing the potential of a significantly larger open pit that would include all three deposits.  Encouraging recent drill results from Creston Mascota are shown in the table below and are located on the Creston Mascota longitudinal section.

[Creston Mascota map showing pit designs, long section and drill hole locations]

Significant recent Creston Mascota exploration drill results

Drill Hole	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (cut)*	Silver grade (g/t) (cut)*
CM11-288	48.5	69.5	51	17	5.0	35.8
CM11-311	34	53	20	18.3	4.1	47.1

*  Holes at the Creston Mascota deposit use a cutting factor of 9 g/t gold and 88 g/t silver.

Hole CM11-288 shows higher grade than expected in this area, while hole CM11-311 is a high grade intercept in a new resource area.

The potential for further expansion near Creston Mascota, together with an encouraging outlook for the La India project and the Tarachi exploration potential, reinforce the growing importance of the Mexican operations as a key contributor to Agnico-Eagle’s operating and growth profile.  The Company plans to spend $10.5 million on the La India property, drilling 45,000 metres in 2012.  At Pinos Altos, the expected 2012 exploration program is comprised of $5.8 million, to be spent on 33,800 metres of drilling,

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in

Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com

Detailed Mineral Reserve and Resource Data (as at December 31, 2011)

	Au	Ag	Cu	Zn	Pb	Au (000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Kittila (open pit)	3.86					40	319
Kittila (underground)	6.11					75	383
Kittila total proven	5.09					115	702
Lapa (underground)	6.45					217	1,044
LaRonde (underground)	2.60	43.02	0.28	2.04	0.23	445	5,331
Meadowbank (open pit)	1.49					92	1,931
Pinos Altos (open pit)	0.80	13.82				22	848
Pinos Altos (underground)	2.59	79.73				95	1,139
Pinos Altos total proven	1.83	51.59				117	1,987
Meliadine (Open Pit)	7.31					8	34
Subtotal Proven Mineral Reserve	2.80					994	11,029

Probable Mineral Reserve
Bousquet (Open Pit)	1.88					191	3,165
Kittila (open pit)	5.66					146	802
Kittila (underground)	4.63					4,916	33,060
Kittila total probable	4.65					5,062	33,862
Lapa (underground)	6.61					285	1,340
LaRonde (underground)	4.74	22.41	0.27	0.77	0.05	4,255	27,901
Meadowbank (open pit)	2.91					2,109	22,563
Meliadine (open pit)	5.80					987	5,292
Meliadine (underground)	8.20					1,882	7,142
Meliadine total probable	7.18					2,869	12,434
Pinos Altos (open pit)	1.68	37.51				1,059	19,599
Pinos Altos (underground)	2.38	76.02				1,927	25,193
Pinos Altos total probable	2.07	59.17				2,986	44,792
Subtotal Probable Mineral Reserve	3.78					17,757	146,057
Total Proven and Probable Mineral Reserves	3.71					18,750	157,086

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Goldex (Underground)	1.86					12,360
La India (Open Pit)	1.06					3,730
Total Measured Mineral Resource	1.67					16,090
Indicated Mineral Resource
Bousquet (open pit)	1.76					8,101
Bousquet (underground)	5.63					1,704
Bousquet total indicated	2.44					9,805
Ellison (underground)	5.68					415
Goldex (underground)	1.72					24,448
Kittila (underground)	2.46					12,978
Lapa (underground)	4.08					1,964
LaRonde (underground)	1.79	24.70	0.12	1.49	0.15	7,225
Meadowbank (open pit)	1.99					14,872
Meadowbank (underground)	4.85					2,341
Meadowbank total indicated	2.38					17,213
Meliadine (open pit)	3.14					6,049
Meliadine (underground)	4.96					6,572
Meliadine total indicated	4.09					12,621
Pinos Altos (open pit)	0.95	12.25				9,574
Pinos Altos (underground)	1.55	41.95				11,002
Pinos Altos total indicated	1.27	28.13				20,576
Swanson (open pit)	1.93					504
La India (open pit)	0.72					44,496
Total Indicated Mineral Resource	1.79					152,247
Total Measured & Indicated Mineral Resources	1.78					168,336

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet total inferred	4.04					4,567
Ellison (underground)	5.81					786
Goldex (underground)	1.59					31,081
Kittila (open pit)	3.87					276
Kittila (underground)	4.58					7,677
Kittila total inferred	4.55					7,953
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (Open Pit Zulapa)	2.79					496
Lapa (underground)	9.09					223
Lapa total inferred	4.74					719
LaRonde (underground)	3.68	11.59	0.26	0.44	0.05	11,400
Meadowbank (open pit)	3.03					1,532
Meadowbank (underground)	4.36					2,213
Meadowbank total inferred	3.81					3,745
Meliadine (open pit)	3.53					4,857
Meliadine (underground)	7.50					7,830
Meliadine total inferred	5.98					12,687
Pinos Altos (open pit)	0.88	18.47				20,159
Pinos Altos (underground)	2.22	51.17				2,954
Pinos Altos total inferred	1.05	22.65				23,113
La India (open pit)	0.69					32,125
Total Inferred Resource	2.30					131,216

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources. No measured resources were estimated.

Forward-Looking Statements

The information in this news release has been prepared as at February 15, 2012. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 15, 2012 were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23.00 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.05, 1.37 and 12.86, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR

LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005

Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Daniel Doucet, Ing., Corporate Director of Geology	March 4, 2010

Pinos Altos, La India, Mexico. Swanson, Quebec, Canada	Pinos Altos: Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group; La India: Matthew D. Gray, C.P.G. and Gary Giroux, P.Eng., independent consultants	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009

Meadowbank, Nunavut, Canada	Elzear Belzile, Ing., Independent Consultant	Mine site: Marc Ruel, P.Geo., Director of Geology; Regional: Denis Vaillaincourt, P.Geo., Exploration manager for Eastern Canada	December 15, 2008

Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 19, 2011

Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2011. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated February 15, 2012.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Senior Vice-President Project Evaluations and a “Qualified Person” for the purposes of NI 43-101.